JABIL CIRCUIT, INC.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716
May 13, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc. Form 10-K for the Fiscal Year Ended August 31, 2010 Form 10-Q for the Quarterly Period Ended February 28, 2011 Form 8-K filed December 20, 2010 File No. 001-14063
Dear Mr. Gilmore:
     On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated May 3, 2011 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.
Comment 1
Form 10-K for the Fiscal Year Ended August 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55
1.	We note your response to prior comment 2. While we note that you intend to permanently reinvest such funds outside of the U.S. and that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is presently not available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries to which you intend to permanently reinvest earnings.

Securities and Exchange Commission
May 13, 2011

Response to Comment 1
     At August 31, 2010, Jabil had approximately $580.5 million of cash and cash equivalents (“cash”) held in foreign subsidiaries in which Jabil intends to permanently reinvest earnings. However, from a liquidity perspective, approximately $338.5 million of such cash is accessible through Jabil’s intercompany loan structure and through settlement of intercompany charges. Accordingly, in response to your comment, Jabil proposes to include enhanced disclosures in its future filings regarding Jabil’s liquidity in relation to the amount of cash held by our foreign subsidiaries that would be subject to potential income tax consequences if repatriated to the United States, as relevant. Jabil proposes to include the following such disclosure in subsequent MD&A discussions:
     “At August 31, 2010, we had approximately $744.3 million in cash and cash equivalents. As our growth remains predominately outside of the United States, a significant portion of such cash and cash equivalents are held by our foreign subsidiaries. We estimate that approximately $242.0 million of the cash and cash equivalents held by our foreign subsidiaries could not be repatriated to the United States without potential income tax consequences.”
Comment 2
Form 10-Q for the Quarterly Period Ended February 28, 2011
Note 13. Loss on Disposal of Subsidiaries
b. French and Italian Subsidiaries, page 24
2.	We note your response to prior comment 4 and note that your accounting is unclear. Please provide us with the journal entries recorded 1) to write-off the various receivables, including the working capital loan, prior to the acquisition and 2) to record the reacquisition of the subsidiaries. These journal entries should be reconciled to the amounts that you have disclosed in your Form 10-Q related to this transaction. Your response should also address your accounting for the settlement of preexisting receivables. Please refer to any relevant authoritative guidance that supports your accounting.
Response to Comment 2
     In connection with this transaction, Jabil recorded an aggregate charge of approximately $37.6 million during its second fiscal quarter ended February 28, 2011. Of the $37.6 million, (a) approximately $23.9 million was recorded to the loss on disposal of subsidiaries line on its Condensed Consolidated Statement of Operations and (b) approximately $13.6 million was recorded to the settlement of receivables and related charges line on its Condensed Consolidated Statement of Operations.

Securities and Exchange Commission
May 13, 2011

     Of the approximately $23.9 million loss on disposal of subsidiaries, (a) a charge was recorded to reduce the remaining carrying value of the working capital loan (original face value of $25 million) of $18.5 million to its fair value of $0 based upon a discounted cash flow analysis and (b) a $5.4 million charge was recorded to write off a purchase price related receivable that was due from the third party purchaser at the time of disposition as it was deemed no longer collectible. As previously disclosed in Jabil’s Form 10-K for the fiscal year ended August 31, 2010, the working capital loan was repayable over approximately 44 months and dependent upon the achievement of certain specified quarterly financial targets, all or a portion of the loan would be forgiven to the extent such financial targets were not achieved. Accordingly, the discounted cash flow analysis prepared by Jabil during the second fiscal quarter ended February 28, 2011 included an assessment as to the probability of whether or not such specified financial targets would be met. The related journal entry recorded by Jabil to reflect the above was to debit loss on disposal of subsidiaries for $23.9 million and credit other assets for $18.5 million and other receivables for $5.4 million.
     For the approximate $13.6 million settlement of receivables and related charges, in addition to the relationships noted in the preceding paragraph, Jabil identified pre-existing relationships that it had with both the former purchaser as well as with the operations being acquired in order to determine which ones were effectively settled. Pursuant to ASC 805-10-55-21, immediately preceding the acquisition date, Jabil measured such relationships at their respective fair values and recognized a loss on settlement of approximately $11.9 million. The remaining $1.7 million of the aggregate $13.6 million charge is predominately related to certain professional fees incurred in connection with the consummation of this transaction and the write-off of an accrued interest receivable on the above noted working capital loan that was deemed uncollectible. The journal entry recorded by Jabil to reflect the above was to debit settlement of receivables and related charges for $13.6 million and to credit current assets for $12.7 million and accrued obligations for $0.9 million.
     Jabil is accounting for the acquisition of the subsidiaries under the acquisition-method of accounting pursuant to ASC 805 “Business Combinations.” As per ASC 805, Jabil is measuring the identified assets acquired and liabilities assumed at their respective acquisition-date fair value with goodwill measured as the excess of the aggregate consideration transferred over the acquisition-date fair value of the net identifiable assets acquired and liabilities assumed. At February 28, 2011, Jabil recorded the following preliminary purchase price allocation (in thousands) as reconciled to Jabil’s disclosures in its Form 10Q for the quarterly period ended February 28, 2011:

Cash and cash equivalents	$5,615
Trade accounts receivable	33,173
Inventories	52,323
Prepaid expenses and other current assets	6,771
Income taxes receivable	210
Property, plant and equipment	18,906
Other assets	1,561
Goodwill	20,262

Total assets acquired	$138,821

Accounts payable	$85,213
Accrued expenses	25,758
Other liabilities	3,252
Income tax liability	1,807

Total liabilities assumed	$116,030

Cash consideration paid	$500

Forgiveness of receivables and other pre-existing obligations	22,291

Total consideration	$22,791

Total liabilities and consideration transferred	$138,821

Securities and Exchange Commission
May 13, 2011

Comment 3
Form 8-K filed December 20, 2010
Exhibit 99.1
3.	We note your response to prior comment 6 and the additional disclosures provided in the Form 8-K filed March 22, 2011. In future filings, please also disclose “return on invested capital” which would appear to be the most comparable measure calculated under GAAP.
Response to Comment 3
     In response to your comment, Jabil will revise future earnings presentations and related filings to provide disclosure of “return on invested capital.”
* * *
     Jabil acknowledges the following:
•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Jabil believes that the foregoing responds fully to each of the questions in the Staff’s May 3, 2011 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted, JABIL CIRCUIT, INC.
By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Robert L. Paver, General Counsel, Jabil Circuit, Inc. Chester E. Bacheller, Esq., Holland & Knight LLP James R. Estes, Partner, Ernst & Young LLP Warren G. Carson, Partner, KPMG LLP